Dechert LLP	200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

January 25, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Financial Trust (the "Trust")

Fidelity Convertible Securities Fund
Fidelity Equity-Income II Fund
Fidelity Independence Fund (the "Funds")

File Nos. 002-79910 and 811-03587

Post-Effective Amendment No. 55

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Fidelity Convertible Securities Fund, Fidelity Equity-Income II Fund, and Fidelity Independence Fund. The Funds' English prospectuses have been fairly and accurately translated into Spanish, and are available upon request.

Very truly yours,

* /s/ Scott C. Goebel

Scott C. Goebel
Secretary

* /s/ Anthony H. Zacharski
Anthony H. Zacharski, as attorney-in-fact pursuant to a power of attorney dated May 31, 2008.